Exhibit 99.2

Royal Dutch Shell plc

Three and nine month period ended September 30, 2017

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	5

ROYAL DUTCH SHELL PLC 3RD QUARTER 2017 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2017	Q2 2017	Q3 2016%[1]			Definition	2017	2016	%
4,087	1,545	1,375	+197	Income/(loss) attributable to shareholders		9,170	3,034	+202
3,698	1,920	1,448	+155	CCS earnings attributable to shareholders	Note 2	8,999	2,501	+260
(405)	(1,684)	(1,344)		Of which: Identified items	A	(2,462)	(2,889)

4,103	3,604	2,792	+47	CCS earnings attributable to shareholders excluding identified items		11,461	5,390	+113
105	110	67		Add: CCS earnings attributable to non-controlling interest		324	230

4,208	3,714	2,859	+47	CCS earnings excluding identified items		11,785	5,620	+110
				Of which:
1,282	1,169	931		Integrated Gas		3,632	2,793
562	339	4		Upstream		1,441	(2,758)
2,668	2,529	2,078		Downstream		7,686	5,904
(304)	(323)	(154)		Corporate		(974)	(319)

7,582	11,285	8,492	-11	Cash flow from operating activities		28,375	11,445	+148
(3,912)	872	(5,168)		Cash flow from investing activities		(7,364)	(27,534)
3,670	12,157	3,324		Free cash flow	H	21,011	(16,089)

0.50	0.19	0.17	+194	Basic earnings per share ($)		1.12	0.39	+187
0.45	0.23	0.18	+150	Basic CCS earnings per share ($)	B	1.10	0.32	+244
0.50	0.44	0.35	+43	Basic CCS earnings per share excl. identified items ($)		1.40	0.70	+100

0.47	0.47	0.47	—	Dividend per share ($)		1.41	1.41	—

1.	Q3 on Q3 change

Compared with the third quarter 2016, CCS earnings attributable to shareholders excluding identified items increased to $4.1 billion, reflecting higher contributions from Downstream, Upstream and Integrated Gas. Earnings benefited mainly from stronger refining and chemicals industry conditions, increased realised oil and gas prices and higher production from new fields, offsetting the impact of field declines and divestments.

Cash flow from operating activities for the third quarter 2017 of $7.6 billion included negative working capital movements of $2.5 billion, mainly due to increases in inventory value and current receivables, compared with favourable working capital movements of $0.7 billion in the third quarter 2016. Excluding working capital effects, cash flow from operations was $10.1 billion.

Total dividends distributed to shareholders in the quarter were $4.0 billion, of which $0.9 billion were settled by issuing 33.8 million A shares under the Scrip Dividend Programme.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell’s three businesses all made resilient contributions to this strong set of results. Upstream generated almost half of the $10 billion cash flow from operations excluding working capital this quarter, at an average Brent oil price of $52 per barrel, and this was complemented by good cash contributions from our growing Integrated Gas business and from Downstream. This competitive performance is further evidence of Shell’s growing momentum, and strengthens my firm belief that our strategy is working.”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	6

ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Nine months
Q3 2017	Q2 2017	Q3 2016%[1]			Definition	2017	2016	%
5,742	6,766	7,705		Capital investment[2]	C	17,228	72,964
1,365	9,472	219		Divestments	D	10,866	1,706

3,657	3,495	3,595	+2	Total production available for sale (thousand boe/d)		3,634	3,588	+1

47.06	45.62	40.43	+16	Global liquids realised price ($/b)		47.03	36.41	+29
4.15	4.22	3.42	+21	Global natural gas realised price ($/thousand scf)		4.22	3.51	+20

9,477	9,548	9,994	-5	Operating expenses	G	28,307	31,654	-11
9,197	9,339	9,245	-1	Underlying operating expenses	G	27,717	28,498	-3

5.0%	4.0%	3.8%		ROACE (reported income basis)	E	5.0%	3.8%
4.6%	4.2%	2.8%		ROACE (CCS basis excluding identified items)	E	4.6%	2.8%

25.4%	25.3%	29.2%		Gearing	F	25.4%	29.2%

1.	Q3 on Q3 change
2.	Nine months 2016 included $52,904 million related to the acquisition of BG Group plc.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

THIRD QUARTER 2017 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell completed the acquisition of Chevron’s subsidiary in Trinidad and Tobago, closed the sale of its 50% interest in the Kapuni asset in New Zealand, and acquired MP2 Energy LLC in the USA.

In September, Shell and KUFPEC mutually agreed to cancel the Sale and Purchase Agreement for the sale of Shell Integrated Gas Thailand Pte Limited and Thai Energy Co Limited (Shell interests 100%) in Thailand.

In October, Shell announced an agreement to sell its 16.8% interest in Companhia de Gas de São Paulo (“Comgás”) to Cosan Ltd in Brazil.

Upstream

During the quarter, The Shell Petroleum Development Company of Nigeria Ltd joint venture announced first production of Phase 2 of the Gbaran-Ubie integrated oil and gas development. Peak production of around 175 thousand boe/d is expected in 2019 (Shell interest 30%).

Upstream divestments completed during the quarter totalled some $187 million, which included the sale of approximately 5,300 non-core acres and associated producing assets in the East Haley area of the Permian Delaware Basin in the USA.

In October, Shell and its partners won 35-year production-sharing contracts for three pre-salt blocks in the Santos Basin, offshore Brazil. Two blocks are adjacent areas to Gato do Mato and Sapinhoá, where Shell is already present, and the third new block is Alto Cabo Frio West.

In November, Shell completed the divestments of its onshore assets in Gabon and the package of UK North Sea assets.

Downstream

During the quarter, Shell completed divestments totalling $1,156 million, including the sale of its 50% share in SADAF, the petrochemicals joint venture in Al Jubail, Saudi Arabia, and the sale of 10.37 million common units by Shell Midstream Partners, L.P.

Shell also announced the start of Retail marketing operations in Mexico.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	7

PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Nine months
Q3 2017	Q2 2017	Q3 2016%[1]			2017	2016	%
1,217	1,191	614	+98	Segment earnings	4,230	2,501	+69
(65)	22	(317)		Of which: Identified items (Definition A)	598	(292)
1,282	1,169	931	+38	Earnings excluding identified items	3,632	2,793	+30

1,742	1,951	1,326	+31	Cash flow from operating activities	5,644	6,713	-16

1,148	831	1,092	+5	Capital investment (Definition C)[2]	2,784	25,069	-89

226	188	225	—	Liquids production available for sale (thousand b/d)	194	223	-13
4,496	3,683	3,982	+13	Natural gas production available for sale (million scf/d)	3,836	3,783	+1

1,001	823	912	+10	Total production available for sale (thousand boe/d)	856	875	-2
8.45	8.09	7.70	+10	LNG liquefaction volumes (million tonnes)	24.72	22.31	+11

16.97	16.08	15.23	+11	LNG sales volumes (million tonnes)	48.89	41.77	+17

1.	Q3 on Q3 change
2.	Nine months 2016 included $21,773 million related to the acquisition of BG Group plc.

Third quarter identified items mainly comprised an impairment charge of $149 million on an intangible asset related to a non-core technology and a loss of $150 million on fair value accounting of commodity derivatives, partly offset by a gain of $184 million related to the impact of the strengthening Australian dollar on a deferred tax position.

Compared with the third quarter 2016, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas, and LNG prices, as well as higher production and LNG liquefaction volumes, partly offset by a revision of a deferred tax liability and higher depreciation.

Compared with the third quarter 2016, total production and LNG liquefaction volumes increased, mainly due to higher production from Gorgon with three trains online, compared with one train in the same quarter last year.

LNG sales volumes reflected higher liquefaction volumes and increased trading of third-party volumes compared with the same quarter in 2016.

Nine months identified items mainly reflected a gain of $676 million related to the impact of the strengthening Australian dollar on a deferred tax position, partly offset by impairments of $184 million.

Compared with the first nine months of 2016, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas, and LNG prices, as well as higher LNG liquefaction volumes. This more than offset the impact of lower liquids production, a revision of a deferred tax liability and higher depreciation.

Despite higher earnings, cash flow from operating activities decreased compared with the same period a year ago, which had benefited from positive working capital movements of $2,882 million, compared with negative working capital movements of $1,255 million in 2017.

Compared with the first nine months of 2016, production volumes were lower, mainly due to the Pearl GTL shutdown and subsequent ramp-up during the first half 2017, partly offset by higher production from Gorgon with three trains online, compared with one train in the same period a year ago.

LNG liquefaction volumes increased mainly due to a higher contribution of Gorgon, compared with the same period a year ago.

LNG sales volumes reflected increased trading of third-party volumes and higher liquefaction volumes compared with the same period in 2016.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	8

UPSTREAM

Quarters				$ million	Nine months
Q3 2017	Q2 2017	Q3 2016%[1]			2017	2016	%
575	(544)	(385)	+249	Segment earnings	(499)	(3,709)	+87
13	(883)	(389)		Of which: Identified items (Definition A)	(1,940)	(951)
562	339	4		Earnings excluding identified items	1,441	(2,758)	+152

4,222	4,501	3,607	+17	Cash flow from operating activities	12,572	3,758	+235

2,805	4,504	5,279	-47	Capital investment (Definition C)[2]	10,163	44,017	-77

1,626	1,626	1,645	-1	Liquids production available for sale (thousand b/d)	1,650	1,576	+5
5,974	6,064	6,022	-1	Natural gas production available for sale (million scf/d)	6,546	6,594	-1

2,656	2,672	2,683	-1	Total production available for sale (thousand boe/d)	2,778	2,713	+2

1.	Q3 on Q3 change
2.	Nine months 2016 included $31,131 million related to the acquisition of BG Group plc.

Third quarter identified items comprised a gain of $181 million related to the impact of the strengthening Brazilian real on a deferred tax position, partly offset by impairments of $179 million, mainly related to Shell’s onshore assets in Gabon.

Compared with the third quarter 2016, Upstream earnings excluding identified items benefited from higher realised oil and gas prices, partly offset by increased depreciation. Earnings also benefited from the revision of a deferred tax asset and an arrears settlement agreement.

Third quarter production was 1% lower, compared with the same quarter a year ago. New field start-ups and the continuing ramp-up of existing fields, in particular Lula, Iracema and Sapinhoá in the Santos Basin in Brazil, Kashagan in Kazakhstan, as well as Stones, Olympus and Mars in the Gulf of Mexico, contributed some 243 thousand boe/d to production compared with the third quarter 2016. This offset the impact of field declines and divestments.

Nine months identified items total a net charge of $1,940 million, mainly related to impairment charges of $2,298 million, which included the divestments of Shell’s oil sands interests in Canada, Shell E&P Ireland Limited and Shell’s onshore assets in Gabon.

Compared with the first nine months of 2016, Upstream earnings excluding identified items benefited from higher realised oil and gas prices, increased production volumes mainly from assets ramp up, lower taxes, and lower operating expenses.

Cash flow from operating activities increased, compared with the same period a year ago, driven by higher revenues, favourable working capital movements and lower operating expenses.

New field start-ups and the continuing ramp up of existing fields, in particular Lula Central, Lula Alto and Lapa in the Santos Basin in Brazil, Kashagan in Kazakhstan, Sabah Gas Kebabangan and Malikai in Malaysia, and Stones in the Gulf of Mexico contributed some additional 189 thousand boe/d to production compared with the same period a year ago, which more than offset the impact of field decline and divestments.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	9

DOWNSTREAM

Quarters				$ million	Nine months
Q3 2017	Q2 2017	Q3 2016%[1]			2017	2016	%
2,405	2,157	1,596	+51	Segment earnings[2]	7,142	5,013	+42
(263)	(372)	(482)		Of which: Identified items (Definition A)	(544)	(891)
2,668	2,529	2,078	+28	Earnings excluding identified items[2] Of which:	7,686	5,904	+30
2,018	1,905	1,536	+31	Oil Products	5,576	4,737	+18
891	760	271	+229	Refining & Trading	2,366	1,392	+70
1,127	1,145	1,265	-11	Marketing	3,210	3,345	-4
650	624	542	+20	Chemicals	2,110	1,167	+81

949	5,126	2,133	-56	Cash flow from operating activities	9,780	1,270	+670

1,743	1,419	1,325	+32	Capital investment (Definition C)	4,208	3,806	+11

2,592	2,476	2,812	-8	Refinery processing intake (thousand b/d)	2,566	2,702	-5

6,557	6,467	6,647	-1	Oil products sales volumes (thousand b/d)	6,511	6,490	—

4,540	4,465	4,580	-1	Chemicals sales volumes (thousand tonnes)	13,551	12,878	+5

1.	Q3 on Q3 change
2.	Earnings are presented on a CCS basis (See Note 2).

Third quarter identified items primarily reflected a loss of $215 million on fair value accounting of commodity derivatives, litigation provisions of $95 million and impairments of $77 million, partly offset by a gain on sale of assets of $167 million, mainly related to the divestment of Shell’s 50% share in SADAF.

Compared with the third quarter 2016, Downstream earnings excluding identified items benefited from improved refining and chemicals industry conditions.

Despite higher earnings, cash flow from operating activities decreased, due to negative working capital movements of $1,446 million, mainly due to an increase in inventory value, compared with positive movements of $941 million in the same quarter in 2016.

Oil Products

•	Refining & Trading earnings excluding identified items benefited from stronger refining industry conditions, compared with the same quarter a year ago.

Refinery processing intake volumes decreased compared with the third quarter of 2016, as a result of portfolio impacts. Excluding these impacts, intake volumes were 2% lower compared with the same quarter a year ago. Refinery availability decreased to 87% compared with 92% in the third quarter 2016, mainly due to unplanned shutdowns of the Pernis and Deer Park refineries in the third quarter 2017.

•	Marketing earnings excluding identified items reflected lower volumes, mainly due to portfolio impacts, and lower underlying unit margins, compared with the same quarter a year ago.

Chemicals

•	Chemicals earnings excluding identified items benefited from stronger industry conditions.

Chemicals manufacturing plant availability was 88% compared with 93% in the third quarter 2016, mainly due to unplanned downtime at Moerdijk and unplanned shutdowns of the Pernis and Deer Park plants this quarter.

Nine months identified items primarily reflected the impact of the Motiva transaction resulting in a net charge of $546 million which included a non-cash charge on a taxable gain (see Note 7). This was partly offset by a gain of $482 million, mainly related to the divestment of assets in Saudi Arabia, Africa and Australia. Other identified items included impairment losses of $239 million, and an onerous contract provision of $133 million.

Compared with the first nine months of 2016, Downstream earnings excluding identified items benefited from improved refining and chemicals industry conditions, and improved operational performance, which more than offset the lower underlying marketing unit margins.

Cash flow from operating activities improved mainly due to higher earnings and dividends from joint ventures, and favourable working capital movements of $77 million, compared with negative working capital movements of $6,056 million in the same period a year ago.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	10

Oil Products

•	Refining & Trading earnings excluding identified items benefited from higher margins as a result of stronger refining industry conditions and portfolio impacts, partly offset by lower contributions from Trading and higher depreciation, as a result of portfolio changes, compared with the same period a year ago.

Refinery processing intake volumes decreased compared with the first nine months 2016, as a result of the Motiva transaction and the divestment of the Port Dickson refinery in Malaysia. Excluding these portfolio impacts, intake volumes were 4% higher compared with the same period a year ago. Refinery availability was 91%, compared with 90% in the first nine months of 2016.

•	Marketing earnings excluding identified items decreased compared with the same period a year ago, reflecting lower volumes mainly as a result of portfolio impacts, partly offset by lower taxation.

Oil products sales volumes reflected higher trading volumes, partly offset by lower marketing volumes.

Chemicals

•	Chemicals earnings excluding identified items benefited from a better market environment and improved operational performance.

Chemicals manufacturing plant availability was 91%, compared with 89% in the first nine months of 2016.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	11

CORPORATE

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
(394)	(774)	(306)	Segment earnings	(1,578)	(1,185)
(90)	(451)	(152)	Of which: Identified items (Definition A)	(604)	(866)
(304)	(323)	(154)	Earnings excluding identified items	(974)	(319)

669	(293)	1,426	Cash flow from operating activities	379	(296)

Third quarter identified items reflected the impact of the strengthening Brazilian real, which resulted in a tax charge of $90 million.

Compared with the third quarter 2016, Corporate earnings excluding identified items were impacted by higher operating expenses, reduced currency exchange rate gains and lower tax credits, partly offset by higher net interest income.

Nine months identified items mainly reflected a non-cash charge of $550 million related to the restructuring of the funding of our businesses in North America, and a tax charge of $59 million related to an exchange rate gain on financing of the Upstream business.

Compared with the first nine months of 2016, Corporate earnings excluding identified items were impacted by higher net interest expense, partly offset by lower operating expenses.

OUTLOOK FOR THE FOURTH QUARTER 2017

Compared with the fourth quarter 2016, Integrated Gas production volumes are expected to be positively impacted by some 90 thousand boe/d, mainly associated with Gorgon and portfolio impacts.

Compared with the fourth quarter 2016, Upstream earnings are expected to be negatively impacted by a reduction of some 250 thousand boe/d associated with completed divestments, as well as some 40 thousand boe/d associated with higher maintenance activities. Lower production in NAM in the Netherlands and an improved security situation in Nigeria, although situation remains sensitive, are expected to be largely offsetting.

Refinery availability is expected to increase in the fourth quarter 2017 as a result of lower levels of maintenance compared with the same period a year ago.

Chemicals manufacturing plant availability is expected to increase in the fourth quarter 2017, reflecting improved operational performance at Bukom and lower maintenance compared with the fourth quarter 2016.

As a result of completed divestments in Malaysia, Australia, and the separation of Motiva assets, oil products sales volumes are expected to decrease by some 250 thousand barrels per day compared with the same period a year ago.

Corporate earnings excluding identified items and exchange rate impacts are expected to be a net charge of $350 – 450 million in the fourth quarter.

FORTHCOMING EVENTS

Shell will host Management Day events on November 28, 2017 in London, and on November 29, 2017 in New York.

Fourth quarter 2017 results and dividends are scheduled to be announced on February 1, 2018. First quarter 2018 results and dividends are scheduled to be announced on April 26, 2018. Second quarter 2018 results and dividends are scheduled to be announced on July 26, 2018. Third quarter 2018 results and dividends are scheduled to be announced on November 1, 2018.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	12

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016[1]		2017	2016
75,830	72,131	61,855	Revenue[2]	219,757	168,824
1,062	931	828	Share of profit of joint ventures and associates	3,191	2,563
841	(360)	255	Interest and other income[3]	798	1,554

77,733	72,702	62,938	Total revenue and other income	223,746	172,941

54,849	53,237	43,398	Purchases	159,352	117,046
6,497	6,934	6,890	Production and manufacturing expenses	20,089	21,731
2,750	2,394	2,856	Selling, distribution and administrative expenses	7,556	9,189
230	220	248	Research and development	662	734
326	255	548	Exploration	1,024	1,540
6,408	6,181	6,191	Depreciation, depletion and amortisation[4]	20,427	18,435
1,011	935	948	Interest expense	3,058	2,088

72,071	70,156	61,079	Total expenditure	212,168	170,763

5,662	2,546	1,859	Income/(loss) before taxation	11,578	2,178
1,450	904	425	Taxation charge/(credit)[5]	2,080	(991)

4,212	1,642	1,434	Income/(loss) for the period[2]	9,498	3,169
125	97	59	Income/(loss) attributable to non-controlling interest	328	135

4,087	1,545	1,375	Income/(loss) attributable to Royal Dutch Shell plc shareholders	9,170	3,034

0.50	0.19	0.17	Basic earnings per share ($)[6]	1.12	0.39
0.49	0.19	0.17	Diluted earnings per share ($)[6]	1.11	0.39

1.	Third quarter 2016 included a credit of $254 million after taxation, representing an adjustment to the fair value of net assets acquired from BG Group plc related to the first half of 2016.
2.	See Note 2 “Segment information”
3.	Second quarter 2017 includes a net charge of $546 million related to the Motiva transaction (See Note 7) and a pre-tax foreign exchange loss of $545 million related to the restructuring of the funding of our businesses in North America.
4.	Third quarter 2017 includes a pre-tax impairment charge of $510 million (Q2 2017: $836 million; Q3 2016: $831 million). Nine months 2017 includes a pre-tax impairment charge of $3,788 million (Nine months 2016: $1,690 million).
5.	Third quarter 2017 includes a gain of $275 million driven by exchange rate movements on tax balances (Q2 2017: $77 million loss; Q3 2016: $165 million gain). Nine months 2017 includes a $733 million gain driven by exchange rate movements on tax balances (Nine months 2016: $686 million gain) and a $329 million gain from a deferred tax asset recognition following the oil sands divestment.
6.	See Note 3 “Earnings per share”

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
4,212	1,642	1,434	Income/(loss) for the period	9,498	3,169
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
1,552	2,027	302	- Currency translation differences	4,801	2,187
328	(122)	(194)	- Unrealised gains/(losses) on securities	335	(334)
(327)	171	(202)	- Cash flow hedging gains/(losses)	(68)	(416)
—	—	(512)	- Net investment hedging gains/(losses)	—	(1,239)
(8)	72	(25)	- Share of other comprehensive income/(loss) of joint ventures and associates	124	(94)

1,545	2,148	(631)	Total	5,192	104
			Items that are not reclassified to income in later periods:
(512)	1,419	(1,998)	- Retirement benefits remeasurements	2,660	(6,427)

1,033	3,567	(2,629)	Other comprehensive income/(loss) for the period	7,852	(6,323)

5,245	5,209	(1,195)	Comprehensive income/(loss) for the period	17,350	(3,154)
177	152	46	Comprehensive income/(loss) attributable to non-controlling interest	445	146

5,068	5,057	(1,241)	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	16,905	(3,300)

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	13

CONDENSED CONSOLIDATED BALANCE SHEET

$ million	Sep 30, 2017[1]	Dec 31, 2016
Assets
Non-current assets
Intangible assets	24,425	23,967
Property, plant and equipment[2,3]	230,360	236,098
Joint ventures and associates	28,473	33,255
Investments in securities[4]	9,214	5,952
Deferred tax	16,402	14,425
Retirement benefits	3,451	1,456
Trade and other receivables[5]	8,833	9,553

	321,158	324,706

Current assets
Inventories	24,019	21,775
Trade and other receivables[5]	47,206	45,664
Cash and cash equivalents	20,699	19,130

	91,924	86,569

Total assets	413,082	411,275

Liabilities
Non-current liabilities
Debt	79,681	82,992
Trade and other payables[5]	5,240	6,925
Deferred tax	14,396	15,274
Retirement benefits	12,229	14,130
Decommissioning and other provisions[6]	28,083	29,618

	139,629	148,939

Current liabilities
Debt	8,675	9,484
Trade and other payables[5]	52,590	53,417
Taxes payable	9,478	6,685
Retirement benefits	422	455
Decommissioning and other provisions	3,755	3,784

	74,920	73,825

Total liabilities	214,549	222,764

Equity attributable to Royal Dutch Shell plc shareholders	195,026	186,646
Non-controlling interest	3,507	1,865

Total equity	198,533	188,511

Total liabilities and equity	413,082	411,275

1.	See Note 7 “Motiva joint venture”
2.	At September 30, 2017, a decrease of $8,777 million in the carrying amount of property, plant and equipment is included, principally related to the divestment of Shell’s oil sands interests in Canada in the second quarter 2017.
3.	At September 30, 2017, the carrying amount includes $4,932 million of assets held for sale (December 31, 2016: $282 million).
4.	At September 30, 2017, investments include $3,267 million in relation to shares in Canadian Natural Resources Limited received in the second quarter 2017 as partial consideration for the oil sands divestment.
5.	See Note 6 “Derivative contracts and debt excluding finance lease liabilities”
6.	At September 30, 2017, provisions of $2,615 million relate to assets held for sale (December 31, 2016: $482 million).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income/(loss) for the period	—	—	7,735	9,170	16,905	445	17,350
Dividends paid	—	—	—	(11,731)	(11,731)	(309)	(12,040)
Scrip dividends	9	—	(9)	3,120	3,120	—	3,120
Share-based compensation	—	350	(309)	(9)	32	—	32
Other changes in non-controlling interest[3]	—	—	—	54	54	1,506	1,560

At September 30, 2017	692	(551)	18,715	176,170	195,026	3,507	198,533

At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121
Comprehensive income/(loss) for the period	—	—	(6,334)	3,034	(3,300)	146	(3,154)
Dividends paid	—	—	—	(11,177)	(11,177)	(108)	(11,285)
Scrip dividends	13	—	(13)	3,823	3,823	—	3,823
Shares issued	120	—	33,930	—	34,050	—	34,050
Share-based compensation	—	(156)	380	133	357	—	357
Other changes in non-controlling interest	—	—	—	257	257	560	817

At September 30, 2016	679	(740)	10,777	176,170	186,886	1,843	188,729

1.	See Note 4 “Share capital”
2.	See Note 5 “Other reserves”
3.	This includes $1,286 million for the 50% non-controlling interest share in the acquisition of Marathon Oil Canada Corporation in the second quarter 2017, and $275 million related to the public offering of limited partner units in Shell Midstream Partners, L.P. in the third quarter 2017.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
4,212	1,642	1,434	Income/(loss) for the period	9,498	3,169
			Adjustment for:
1,734	1,508	618	- Current tax	5,124	1,490
839	757	829	- Interest expense (net)	2,548	1,772
6,408	6,181	6,191	- Depreciation, depletion and amortisation	20,427	18,435
(459)	68	(193)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses[1]	(321)	(903)
(2,467)	2,258	742	- Decrease/(increase) in working capital	(2,037)	(5,641)
(1,062)	(931)	(828)	- Share of (profit)/loss of joint ventures and associates	(3,191)	(2,563)
1,082	1,493	702	- Dividends received from joint ventures and associates	3,351	2,354
(1,158)	(876)	387	- Deferred tax, retirement benefits, decommissioning and other provisions	(4,073)	(1,901)
(31)	521	(435)	- Other[2]	991	(1,073)
(1,516)	(1,336)	(955)	Tax paid	(3,942)	(3,694)

7,582	11,285	8,492	Cash flow from operating activities	28,375	11,445

(5,018)	(5,660)	(5,282)	Capital expenditure	(14,984)	(16,402)
—	—	—	Acquisition of BG Group plc, net of cash and cash equivalents acquired	—	(11,421)
(42)	(157)	(255)	Investments in joint ventures and associates	(393)	(803)
236	5,584	204	Proceeds from sale of property, plant and equipment and businesses[3]	5,942	766
874	1,081	115	Proceeds from sale of joint ventures and associates[4]	1,956	154
237	207	65	Interest received	567	294
(199)	(183)	(15)	Other	(452)	(122)

(3,912)	872	(5,168)	Cash flow from investing activities	(7,364)	(27,534)

(544)	(578)	(3,126)	Net increase/(decrease) in debt with maturity period within three months	(1,412)	(383)
			Other debt:
29	247	8,219	- New borrowings	640	17,955
(2,702)	(3,593)	(442)	- Repayments	(7,617)	(3,383)
(858)	(1,002)	(606)	Interest paid	(2,710)	(1,865)
279	6	—	Change in non-controlling interest	287	819
			Cash dividends paid to:
(3,016)	(2,941)	(2,660)	- Royal Dutch Shell plc shareholders	(8,611)	(7,354)
(113)	(165)	(39)	- Non-controlling interest	(309)	(108)
—	—	—	Repurchases of shares	—	—
(221)	7	13	Shares held in trust: net sales/(purchases) and dividends received	(274)	15

(7,146)	(8,019)	1,359	Cash flow from financing activities	(20,006)	5,696

183	259	79	Currency translation differences relating to cash and cash equivalents	564	(1,375)

(3,293)	4,397	4,762	Increase/(decrease) in cash and cash equivalents	1,569	(11,768)

23,992	19,595	15,222	Cash and cash equivalents at beginning of period	19,130	31,752

20,699	23,992	19,984	Cash and cash equivalents at end of period	20,699	19,984

1.	Second quarter 2017 includes $546 million related to the Motiva transaction (See Note 7).
2.	Second quarter 2017 includes a $545 million foreign exchange loss related to the restructuring of the funding of our businesses in North America.
3.	Second quarter 2017 includes $5,188 million related to the divestment of oil sands in Canada.
4.	Third quarter 2017 primarily includes the divestment of SADAF, Saudi Arabia. Second quarter 2017 includes the impact of the Motiva transaction (see Note 7).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2016 (pages 122 to 127) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2016 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
			Third-party revenue
8,316	7,734	7,199	Integrated Gas	24,469	18,251
1,654	1,816	1,361	Upstream	5,079	4,994
65,843	62,575	53,279	Downstream	190,170	145,523
17	6	16	Corporate	39	56
75,830	72,131	61,855	Total third-party revenue	219,757	168,824

			Inter-segment revenue
1,101	873	1,181	Integrated Gas	2,779	2,820
7,991	7,558	7,221	Upstream	24,211	18,307
1,142	1,099	259	Downstream	2,967	931
—	—	—	Corporate	—	—

			CCS earnings
1,217	1,191	614	Integrated Gas	4,230	2,501
575	(544)	(385)	Upstream	(499)	(3,709)
2,405	2,157	1,596	Downstream	7,142	5,013
(394)	(774)	(306)	Corporate	(1,578)	(1,185)
3,803	2,030	1,519	Total	9,295	2,620

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters				Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
4,087	1,545	1,375	Income/(loss) attributable to Royal Dutch Shell plc shareholders	9,170	3,034
125	97	59	Income/(loss) attributable to non-controlling interest	328	135

4,212	1,642	1,434	Income/(loss) for the period	9,498	3,169
			Current cost of supplies adjustment:
(528)	515	109	Purchases	(230)	(651)
145	(143)	(32)	Taxation	62	171
(26)	16	8	Share of profit/(loss) of joint ventures and associates	(35)	(69)

(409)	388	85	Current cost of supplies adjustment[1]	(203)	(549)

3,803	2,030	1,519	CCS earnings	9,295	2,620
			of which:
3,698	1,920	1,448	CCS earnings attributable to Royal Dutch Shell plc shareholders	8,999	2,501
105	110	71	CCS earnings attributable to non-controlling interest	296	119

1.	The adjustment attributable to Royal Dutch Shell plc shareholders is a negative $389 million in the third quarter 2017 (Q2 2017: positive $375 million; Q3 2016: positive $73 million; First nine months 2017: negative $171 million; First nine months 2016: negative $533 million).

3.	Earnings per share

EARNINGS PER SHARE

Quarters				Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
4,087	1,545	1,375	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	9,170	3,034
			Weighted average number of shares used as the basis for determining:
8,249.6	8,212.9	8,054.3	Basic earnings per share (million)	8,206.1	7,743.7
8,324.9	8,292.3	8,107.7	Diluted earnings per share (million)	8,280.3	7,798.2

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	115,510,804	—	9	—	9

At September 30, 2017	4,544,414,617	3,745,486,731	383	309	692

At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	160,304,567	—	13	—	13
Shares issued	218,728,308	1,305,076,117	17	103	120

At September 30, 2016	4,369,954,444	3,745,486,731	370	309	679

1.	Share capital at September 30, 2017 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 23, 2017, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €190 million (representing 2,714 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 23, 2018, and the end of the Annual General Meeting to be held in 2018, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	7,735	7,735
Scrip dividends	(9)	—	—	—	—	(9)
Share-based compensation	—	—	—	(309)	—	(309)

At September 30, 2017	37,302	154	84	1,335	(20,160)	18,715

At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(6,334)	(6,334)
Scrip dividends	(13)	—	—	—	—	(13)
Shares issued	33,930	—	—	—	—	33,930
Share-based compensation	—		—	(154)	534	380

At September 30, 2016	37,315	154	84	1,504	(28,280)	10,777

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative contracts and debt excluding finance lease liabilities

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

DERIVATIVE CONTRACTS

$ million	Sep 30, 2017	Dec 31, 2016
Included within:
Trade and other receivables – non-current	792	405
Trade and other receivables – current	5,871	5,957
Trade and other payables – non-current	1,194	3,315
Trade and other payables – current	5,051	6,418

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2016, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2017 are consistent with those used in the year ended December 31, 2016. The carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since December 31, 2016.

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	Sep 30, 2017	Dec 31, 2016
Carrying amount	72,956	77,617
Fair value[1]	76,952	80,408

1.	Mainly determined from the prices quoted for these securities

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

7.	Motiva joint venture

On May 1, 2017, Shell and Saudi Refining Inc. (“SRI”) completed the separation of assets, liabilities and businesses of Motiva Enterprises LLC (“Motiva”), a 50:50 joint venture. Following the transaction, Shell assumed sole ownership of two refineries, eleven distribution terminals and certain Shell-branded fuel retail markets in the United States. The transaction enables Shell to combine the assets retained from the joint venture with other Shell Downstream assets in North America, in line with its strategy to deliver increased cash and returns through simpler and highly integrated businesses. It is accounted for as a disposal of Shell’s 50% interest in the Motiva joint venture and a subsequent business acquisition.

The fair value of Shell’s interest in the joint venture on May 1, 2017 was $3,847 million. This fair value was used, for accounting purposes, as the consideration recognised for the disposal. The disposal gave rise to a taxable gain, leading to a non-cash charge of $574 million on completion of the transaction. Consequently, income for the second quarter 2017 included a net charge of $546 million representing the difference between the net carrying amount of Shell’s interest in the joint venture (including associated deferred tax liabilities) of $3,819 million and its fair value, and the tax charge which crystallised upon the disposal. This net charge was reported under “Interest and other income”.

The fair value of $3,847 million also served as the consideration paid for the net assets acquired, in combination with $862 million received in cash from SRI in the second quarter 2017. The fair value of net assets acquired was $2,544 million. As a result, goodwill of $441 million was initially recognised on the business acquisition in the second quarter 2017. In the third quarter 2017, goodwill was reduced to $391 million following updates to the provisionally agreed cash settlement from SRI and to the fair value of the net assets acquired, as set out in the table below. The fair value of Shell’s interest in the joint venture, the fair value of the net assets acquired, and therefore the resultant goodwill, remain provisional and subject to the outcome of post close settlements expected in the fourth quarter 2017.

GOODWILL RECOGNISED

$ million	As previously published	Adjustment	As adjusted
Fair value of Shell’s interest in the Motiva joint venture[1]	3,847	—	3,847
Less: Cash settlement[2]	862	68	930
Less: Fair value of net assets acquired[3]
Intangible assets	641	—	641
Property, plant and equipment	2,719	(20)	2,699
Other non-current assets	69	(2)	67
Inventories	945	(17)	928
Debt (non-current)	(115)	—	(115)
Trade and other payables (non-current)	(64)	(1)	(65)
Deferred tax (non-current liabilities)	(312)	—	(312)
Retirement benefits (non-current liabilities)	(982)	—	(982)
Decommissioning and other provisions (non-current)	(156)	24	(132)
Trade and other payables (current)	(96)	(4)	(100)
Other current liabilities	(105)	2	(103)

	2,544	(18)	2,526

Goodwill	441	(50)	391

[1].	Based on Shell’s assessment.
[2].	Of the $930 million cash settlement agreed with SRI, $912 million was received at September 30, 2017, and $18 million is provisionally agreed to be received in the fourth quarter.
3.	Based on an independent valuation using cash flow projections based on the historical performance of the newly acquired assets, forecasted pricing for various related commodities and existing business plan information.

For the first nine months of 2017, the total cash impact of this transaction was $842 million reported under “Proceeds from sale of joint ventures and associates” in the Condensed Consolidated Statement of Cash Flows (second quarter 2017: $792 million). This is the net effect of the $912 million cash received from SRI and a payment by Shell of $70 million to settle the transfer of certain retirement benefit liabilities to SRI.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

8.	Post-balance sheet event

On November 1, 2017, Shell completed the sale of its interests in UK North Sea assets Buzzard, Beryl, Bressay, Elgin-Franklin, J-Block, the Greater Armada cluster, Everest, Lomond and Erskine, as well as a 10% interest in Schiehallion. The transaction is expected to result in a post-tax gain on sale of assets of $1.2 billion and an inflow of $1.6 billion in cash from investing activities in the fourth quarter 2017. A deferred consideration of $0.2 billion is expected by April 30, 2018.

DEFINITIONS

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown below.

IDENTIFIED ITEMS AFTER TAX

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
324	(139)	155	Divestment gains/(losses)	382	570
(405)	(791)	(1,010)	Impairments	(2,721)	(1,815)
(398)	100	230	Fair value accounting of commodity derivatives and certain gas contracts	206	(405)
(71)	(156)	(261)	Redundancy and restructuring	(272)	(1,380)
275	(77)	165	Impact of exchange rate movements on tax balances	733	686
(130)	(621)	(619)	Other[1]	(818)	(656)

(405)	(1,684)	(1,340)	Impact on CCS earnings	(2,490)	(3,000)

			Of which:
(65)	22	(317)	Integrated Gas	598	(292)
13	(883)	(389)	Upstream	(1,940)	(951)
(263)	(372)	(482)	Downstream	(544)	(891)
(90)	(451)	(152)	Corporate	(604)	(866)

—	—	4	Impact on CCS earnings attributable to non-controlling interest	(28)	(111)

(405)	(1,684)	(1,344)	Impact on CCS earnings attributable to shareholders	(2,462)	(2,889)

1.	Second quarter 2017 includes a non-cash charge of $550 million (pre-tax: $545 million) related to the restructuring of the funding of our businesses in North America.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit and joint ventures and associates” on the Consolidated Statement of Income. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Definition G).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises capital expenditure, exploration expense excluding well write-offs, new investments in joint ventures and associates, new finance leases and investments in Integrated Gas, Upstream and Downstream securities, all of which on an accruals basis. In 2016, it also included the capital investment related to the acquisition of BG Group plc.

The reconciliation of “Capital expenditure” to “Capital investment” is as follows.

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
5,018	5,660	5,282	Capital expenditure[1]	14,984	16,402
—	—	—	Capital investment related to the acquisition of BG Group plc	—	52,904
42	157	255	Investments in joint ventures and associates	393	803
280	231	298	Exploration expense, excluding exploration wells written off	668	858
312	391	1,723	Finance leases	744	2,128
90	327	147	Other[1]	439	(131)

5,742	6,766	7,705	Capital investment	17,228	72,964
			Of which:
1,148	831	1,092	Integrated Gas	2,784	25,069
2,805	4,504	5,279	Upstream	10,163	44,017
1,743	1,419	1,325	Downstream	4,208	3,806
46	12	9	Corporate	73	72

1.	Second quarter 2017 includes capital expenditure of $911 million and, under “Other”, a payable position of $375 million, related to the acquisition of Marathon Oil Canada Corporation in Canada.

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, reported in “Cash flow from investing activities”, adjusted onto an accruals basis and for any share consideration received or contingent consideration recognised upon divestment, as well as proceeds from the sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.), which are included in “Change in non-controlling interest” within “Cash flow from financing activities”.

With effect from January 1, 2017, consideration received in the form of shares is valued and included in this measure upon completion of the divestment transactions, instead of when these shares are disposed of. This change in timing of recognition enables Shell to better evaluate its progress against its divestment programme. The share or contingent consideration is not remeasured thereafter, including if and when the shares received are eventually disposed of, or contingent consideration is realised. Comparative information for 2016 has been adjusted to include the share consideration received upon the divestments of Shell’s interests in the Deep Basin and Gundy acreages (Canada) and the Brutus TLP and Glider subsea production system (USA), both in the fourth quarter 2016.

In future periods, the proceeds from any disposal of shares received as divestment consideration, and proceeds from realisation of contingent consideration, will be included in “Cash flow from investing activities”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

The reconciliation of “Proceeds from sale of property, plant and equipment and businesses” to “Divestments” is as follows.

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
236	5,584	204	Proceeds from sale of property, plant and equipment and businesses[1]	5,942	766
874	1,081	115	Proceeds from sale of joint ventures and associates[2]	1,956	154
—	2,829	—	Share and contingent consideration[3]	2,829	—
275	3	—	Proceeds from sale of interests in entities while retaining control	278	819
(20)	(25)	(100)	Other adjustments	(139)	(33)

1,365	9,472	219	Divestments	10,866	1,706
			Of which:
22	22	20	Integrated Gas	56	305
187	8,084	166	Upstream	8,288	246
1,156	1,348	24	Downstream	2,504	1,142
—	18	9	Corporate	18	13

1.	Second quarter 2017 includes $5,188 million related to the oil sands divestment. As reflected in Definition C, capital expenditure of $911 million and a payable position of $375 million, together $1,286 million, were also recorded as part of the oil sands transaction and are integral to the divestment programme.
2.	See Note 7. Also integral to the divestment programme is $1,358 million primarily related to net debt assumed by the counterparty in the Motiva transaction, which would have otherwise increased the cash consideration received by Shell.
3.	Second quarter 2017 includes $2,829 million for shares in Canadian Natural Resources Limited received as partial consideration for the oil sands divestment.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

	Quarters
$ million	Q3 2017	Q2 2017	Q3 2016
Income for current and previous three quarters	11,106	8,328	4,112
Interest expense after tax	3,088	3,056	5,535

Income before interest expense	14,194	11,384	9,647

Capital employed – opening	286,558	282,835	218,069
Capital employed – closing	286,889	286,604	286,558

Capital employed – average	286,723	284,720	252,314

ROACE	5.0%	4.0%	3.8%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

	Quarters
$ million	Q3 2017	Q2 2017	Q3 2016
CCS earnings excluding identified items for current and previous three quarters	13,256	11,945	6,962

Capital employed – average	286,723	284,720	252,314
ROACE on a CCS basis excluding identified items	4.6%	4.2%	2.8%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is calculated as follows.

	Quarters
$ million	Sep 30, 2017	Jun 30, 2017	Sep 30, 2016
Current debt	8,675	9,616	11,192
Non-current debt	79,681	80,731	86,637

Total debt[1]	88,356	90,347	97,829
Less: Cash and cash equivalents	(20,699)	(23,992)	(19,984)

Net debt	67,657	66,355	77,845

Add: Total equity	198,533	196,257	188,729

Total capital	266,190	262,612	266,574

Gearing	25.4%	25.3%	29.2%

1.	Includes finance lease liabilities of $15,400 million at September 30, 2017, $15,208 million at June 30, 2017 and $14,550 million at September 30, 2016.

G.	Operating expenses

Operating expenses is a measure of Shell’s total operating expenses performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Quarters			$ million	Nine months
Q3 2017	Q2 2017	Q3 2016		2017	2016
6,497	6,934	6,890	Production and manufacturing expenses	20,089	21,731
2,750	2,394	2,856	Selling, distribution and administrative expenses	7,556	9,189
230	220	248	Research and development	662	734

9,477	9,548	9,994	Operating expenses	28,307	31,654

			Less identified items:
(131)	(209)	(359)	Redundancy and restructuring charges	(413)	(1,819)
(149)	—	(390)	Provisions	(177)	(915)
—	—	—	BG acquisition costs	—	(422)

(280)	(209)	(749)		(590)	(3,156)

9,197	9,339	9,245	Underlying operating expenses	27,717	28,498

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities” as shown on page 6.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, November 2, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

November 2, 2017

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda Szymanski, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

APPENDIX

PORTFOLIO DEVELOPMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Portfolio Developments for the six months ended June 30, 2017, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on July 27, 2017.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017

•	Cash and cash equivalents decreased to $20.7 billion at September 30, 2017, from $24.0 billion at June 30, 2017.

•	Cash flow from operating activities was an inflow of $7.6 billion for the third quarter 2017, driven by third quarter earnings, and dividends from joint ventures and associates, partly offset by a negative movement in working capital.

•	Cash flow from investing activities was an outflow of $3.9 billion, mainly driven by capital expenditure of $5.0 billion partly offset by proceeds from the sale of joint ventures and associates of $0.9 billion (mainly related to the sale of Shell’s interest in the SADAF joint venture).

•	Cash flow from financing activities was an outflow of $7.1 billion, mainly driven by debt repayments of $2.7 billion, dividend payments to Royal Dutch Shell plc shareholders of $3.0 billion and interest payments of $0.9 billion.

•	Total current and non-current debt decreased to $88.4 billion at September 30, 2017, compared with $90.3 billion at June 30, 2017. Total debt excluding finance leases decreased by $2.2 billion and the carrying amount of finance leases increased by $0.2 billion. No debt was issued in the third quarter 2017 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $3.0 billion in the third quarter 2017, compared with $2.7 billion in the third quarter 2016. In addition, $0.9 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the third quarter 2017, compared with $1.1 billion in the third quarter 2016.

•	Dividends of $0.47 per share are announced on November 2, 2017, in respect of the third quarter 2017. These dividends are payable on December 20, 2017. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2016 for additional information on the dividend access mechanism.

•	Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

•	Cash and cash equivalents increased to $20.7 billion at September 30, 2017, from $19.1 billion at December 31, 2016.

•	Cash flow from operating activities was an inflow of $28.4 billion for the first nine months 2017, driven by earnings, and dividends from joint ventures and associates, partly offset by a negative movement in working capital.

•	Cash flow from investing activities was an outflow of $7.4 billion for the first nine months 2017, mainly driven by capital expenditure of $15.0 billion, partially offset by proceeds from the sale of property, plant and equipment and businesses of $5.9 billion (mainly related to the oil sands divestment) and from the sale of joint ventures and associates of $2.0 billion (mainly related to the Motiva transaction and the sale of Shell’s interest in the SADAF joint venture).

•	Cash flow from financing activities was an outflow of $20.0 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $8.6 billion, debt repayments of $7.6 billion and interest payments of $2.7 billion.

•	Total current and non-current debt decreased to $88.4 billion at September 30, 2017, compared with $92.5 billion at December 31, 2016. Total debt excluding finance leases decreased by $4.7 billion and the carrying amount of finance leases increased by $0.5 billion. No debt was issued in the first nine months 2017 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $8.6 billion in the first nine months 2017, compared with $7.4 billion in the first nine months 2016. In addition, $3.1 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the first nine months 2017, compared with $3.8 billion in the first nine months 2016.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2017. This information is derived from the Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
Sep 30, 2017
Equity attributable to Royal Dutch Shell plc shareholders	195,026

Current debt	8,675
Non-current debt	79,681
Total debt[A]	88,356
Total capitalisation	283,382

[A] Of the total carrying amount of debt at September 30, 2017, $72.5 billion was unsecured and $15.9 billion was secured, and $59.0 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2016: $62.4 billion).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2012, 2013, 2014, 2015, 2016 and the nine months ended September 30, 2017:

$ million	Nine months ended Sep 30	Years ended December 31
	2017	2016	2015	2014	2013	2012
Pre-tax income from continuing operations before income from joint ventures and associates	8,387	2,061	(1,480)	22,198	26,317	41,564
Total fixed charges	3,187	3,508	2,495	2,113	1,710	1,712
Distributed income from joint ventures and associates	3,351	3,820	4,627	6,902	7,117	10,573
Interest capitalised	(466)	(725)	(839)	(757)	(762)	(567)
Total earnings	14,459	8,664	4,803	30,456	34,382	53,282
Interest expensed and capitalised	2,656	2,736	1,795	1,522	1,412	1,461
Interest within rental expense	531	772	700	591	298	251
Total fixed charges	3,187	3,508	2,495	2,113	1,710	1,712
Ratio of earnings to fixed charges	4.54	2.47	1.93	14.41	20.11	31.12

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27